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                            June 22, 2023

       David Stybr
       Chief Executive Officer
       Livento Group, Inc.
       17 State Street
       New York, New York

                                                        Re: Livento Group, Inc.
                                                            Amendment No. 1 to
Form 10-K for the Year Ended December 31, 2022
                                                            Filed May 26, 2023
                                                            File No. 000-56457

       Dear David Stybr:

              We have reviewed your May 26, 2023 amendment and response to our comment letter and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

              After reviewing your response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our
       May 9, 2023 letter.

       Amendment No. 1 to Form 10-K filed May 26, 2023

       Security Ownership of Certain Beneficial Owners and Management and Related Stockholder
       Matters, page 26

   1. We note your response to prior comment 4 and reissue the comment. In your disclosure, please provide a
materially complete description of the Series A Preferred Stock, including the voting
rights and conversion rights of the holders. Clarify how the 51% of the voting power held
by David Stybr is impacted if the 100 shares of Series A Preferred
                                                        Stock held by Mr. Stybr
changes. Additionally, footnotes 1 and 3 to the beneficial
                                                        ownership table appear
to indicate that Series A Preferred Stock and super voting
                                                        preferred stock are two
different types of stock, but that Mr. Stybr owns 100 shares of each, each giving him
effective control over voting matters of the company. Please explain the difference
between the two types of stock and clarify your disclosure
 David Stybr
Livento Group, Inc.
June 22, 2023
Page 2
      accordingly.
Note 5 - Common-Control Transaction ASC 805-50, page F-10

2. We note your response to comment 7, however your disclosure has not changed and your response does not provide substantive information. Please revise the disclosure to provide a clear timeline of events, including how control / ownership in each entity was determined. Disclose how Mr. David Stybr obtained control of both Livento Group, LLC and NuGene International Inc. Disclose why ownership in class A and / or class
      C shares provides control. Also, disclose how Livento Group, LLC became Livento
      Group, Inc.
General

3. Since you restated your consolidated statements of cash flow, please provide disclosure in accordance with ASC 250-10, including labeling the applicable financial statements as restated and describing the nature of the error and its effect. Also, file an Item 4.02 Form
      8-K to indicate that the previously issued financial statements should no longer be relied upon.
        You may contact Inessa Kessman, Senior Staff Accountant at 202-551-3371 or Robert
Littlepage, Accounting Branch Chief at 202-551-3361 if you have questions regarding comments on the financial statements and related matters. Please contact Lauren Pierce, Staff Attorney at
202-551-3887 or Jan Woo, Legal Branch Chief at 202-551-3453 with any other questions.



                                                            Sincerely,
FirstName LastNameDavid Stybr
                                                            Division of
Corporation Finance
Comapany NameLivento Group, Inc.
                                                            Office of
Technology
June 22, 2023 Page 2
cc:       Frank Hariton
FirstName LastName